L. W. K. Booth	World Headquarters
Executive Vice President	One American Road
Chief Financial Officer	Dearborn, Michigan 48126-2798 USA

May 10, 2010
Via e-mail and EDGAR
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ford Motor Company ("Ford")
Annual Report on Form 10-K for the year ended December 31, 2009
("2009 Form 10-K Report")
File No. 1-03950

Dear Mr. Humphrey:

The following is in response to the comments and requests for supplemental information set forth in your letter dated March 22, 2010 ("Comment Letter").  For your convenience, each comment is repeated verbatim with our response immediately following.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Automotive Sector Results of Operations, Page 49

1.  In the paragraph preceding this section, you state that your discussion of overall Automotive cost changes is at constant exchange and excludes special items and discontinued operations.  However, within the discussion of your Overall Automotive Sector, beginning on page 52, it appears that most of the discussion includes special items and only the tables on pages 52 and 55 exclude special items.  If true, please clarify your disclosures to be more specific with regard to which discussions include the effect of special items and which discussions (or tables) exclude the effect of special items.

In response to your request for clarification, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 ("First Quarter Form 10-Q Report"), we will include language at the outset of our discussion of results of operations similar to the following (new language in bold):

Discussion of Automotive and Financial Services sector results of operations below is on a pre-tax basis, and includes special items unless otherwise specifically noted.

2.  Also, we note that you use a constant exchange rate in discussing structural cost changes.  Please revise your disclosure to indicate how the constant rate is determined.  Similar revisions should be made, if applicable, throughout your filing.

When we note in our disclosures that structural cost changes are determined "at constant exchange," we mean that we have determined the structural cost changes holding exchange rates constant at prior-year levels, to allow us to measure cost performance excluding exchange rate fluctuations.  Beginning with the First Quarter Form 10-Q Report, where appropriate we will indicate that structural cost changes primarily are determined using prior-year exchange rates.

Liquidity and Capital Resources

Automotive Sector

Borrowing Base Table, Page 64

3. With regard to assets for which no advance rate is specified, please revise your footnote disclosure to include a discussion of how the borrowing base is determined.

In future filings that address the determination of the borrowing base under our Secured Credit Agreement, we will include an explanation of the calculation of the borrowing base amount for each asset for which no advance rate is specified.  With respect to intercompany notes, for example, we plan to add disclosure indicating that intercompany notes, other than the note issued by our Volvo holding company subsidiary (which has a fixed advance rate of 70% and will be repaid in connection with the sale of Volvo expected later this year), represent notes issued by our Automotive operating subsidiaries in Canada and Mexico, Ford Motor Company of Canada, Limited ("Ford Canada") and Ford Mexico SA de CV ("Ford Mexico"), and that the borrowing base value of these notes is limited to total assets (in the case of Ford Canada), or total equity value (in the case of Ford Mexico).

Consolidated Financial Statements

Consolidated Statement of Operations, page FS-1

4.  In light of the differences between basic and diluted earnings per share in 2009, consider revising your presentation of earnings per share data to include the number of basic and diluted shares used in your calculations of basic and diluted earnings per share on the face of your statements of operations.  In this regard, we note that you currently include average shares outstanding on the face of your statements of operations even though these share amounts are not used in determining basic or diluted earnings per share.

In future Form 10-K Reports, we will remove the average number of shares of Common and Class B Stock outstanding from the face of our consolidated and sector statements of operations.  We will continue to show on our statements of operations a cross-reference to the "Capital Stock and Amounts Per Share" Note in the Notes to the Financial Statements (Note 25 in our 2009 Form 10-K Report), where we provide readers the composition of basic and diluted shares that are used in the calculation of basic and diluted earnings per share, respectively.  Disclosure of the number of shares outstanding or used in our calculation is not required on the face of the financial statements, and, as implied in your comment, may be confusing.

Notes to Consolidated Financial Statements

Note 5 – Cash and Restricted Cash, page FS-25

5.  Please revise your disclosure here to specifically state the nature, by sector, of your restricted cash balance.  Specifically, your introductory paragraph discusses what is not included in the restricted cash balance, but does not discuss the nature of the contractual agreements that restrict your withdrawal or usage of cash.

In response to your comment, beginning with our First Quarter 2010 Form 10-Q Report and in future filings as applicable, we will expand our discussion of restricted cash in the Notes to the Financial Statements to include a discussion of the nature, by sector, of the balances included in restricted cash.  In addition, we will include a cross-reference to discussion in other Notes to the Financial Statements of the arrangements that result in the classification of amounts as restricted cash, as applicable.

6.  As a related matter, please tell us how changes in restricted cash are classified in your Statements of Cash Flow, and your basis in GAAP for such classification.

In the course of our business activities, we sometimes are required to maintain cash balances that are legally restricted as to our usage or withdrawal.  Our Automotive sector restricted cash balances primarily relate to cash collateral required for letters of credit, derivative trading and other bank guarantees, and various escrow arrangements.  Our Financial Services sector restricted cash balances primarily relate to cash collateral required to be held against certain loans with the European Investment Bank and cash held to meet local government and regulatory reserve requirements.

When we enter into an agreement requiring cash to be segregated, funds are transferred to a separate account to be held as cash or securities.  These accounts are owned by us, and we are entitled to interest earned.  We treat the investment in our restricted cash accounts similar to investments in marketable securities and, accordingly, we classify the transfer of funds to a restricted account as an investing cash outflow (consistent with Accounting Standards Codification Topic ("ASC") 230-10-45-11).  When the legal requirements have been satisfied and the funds no longer are restricted as to usage or withdrawal, we report the movement of the funds to an unrestricted account as an investing cash inflow.  Any associated payments made to third parties are appropriately classified in the statement of cash flows at the time of payment according to the nature of the outflow.

Note 11 – Equity in Net Assets of Affiliated Companies, page FS-30

7.  We note that your ownership percentage in S.C. Automobile Craiova S.A. (ASCA), classified as an equity method investment, appears to have increased from 72.4% to 97.1% during 2009.  We note that you have not consolidated ASCA due to the continuing significance of minority shareholder's control and participation in the ongoing operations of ACSA during the remaining four-year investment period.  Please tell us in your response how both you and AVAS are currently involved in the operations and decision-making process of ASCA, and how this involvement is expected to change over the four-year investment period.  Also, please expand on how the Romanian government exercises significant control with such small equity stake.

We manage the day-to-day operations at our Craiova location ("ACSA"), which we acquired from the Romanian government.  Although the Romanian government no longer has any equity in ACSA, contractual commitments in the Sale and Purchase Agreement provide the Romanian government the ability to influence a number of operating decisions over a four-year period (ending March 2012), including:

•	Implementation of the business plan, including investment and other strategic decisions to achieve minimum vehicle production levels;
•	The minimum number of full-time employees to be utilized in the assembly of automobiles, engines, and production of replacement parts;
•	Capital expenditures, including a requirement to invest a certain minimum amount of capital;
•	Completion of a restructuring plan requiring us to return non-core assets to the Romanian government within a defined period of time from our initial purchase; and
•	Our obligation to invest in environmental protection improvements.

Failure on our part to fulfill any of these obligations will result in significant financial penalties, and, because we were obligated to pledge our shares in our Craiova operation to the Romanian government to guarantee our performance, we are at risk of losing our ownership interest if we fail to satisfy the Romanian government's requirements.  As such, the Romanian government exercises significant control over ACSA through March 2012, despite the fact that it has no equity stake in the business.  We will add disclosure about the nature of this relationship in future filings as appropriate.

Note 18 – Retirements Benefits, page FS-42

8.  We note from your disclosure here that your actual 10-year annual rate of return on pension assets as of December 31, 2009 was 6.3% for the U.S. plans, 2.6% for the U.K. plans, and 3.4% for the Canadian plans.  We also note from your disclosure in the table on page FS-47 that these returns are less than the expected return on assets used in the pension calculations of 8.25% and 7.11% in 2009 for the U.S. and non-U.S. Plans, respectively.  In your response, please tell us in greater detail how you determined the rates of return to be used in your pension calculations.

We develop our expected long-term rate of return on assets assumption using an approach that generally is consistent across our worldwide plans.  Our approach considers various inputs from a number of sources, including external advisors, as we develop long-term assumptions regarding:

•	Capital market returns (including risk-free rates, equity risk premium, alternative asset class returns);
•	Inflation;
•	Bond yields (including long-duration bond term premium); and
•	Other variables (including active management premium).

Consensus projections for each input are developed from individual responses, and used to develop asset-class return assumptions.  In turn, these assumptions are weighted for the target allocations for each plan.

Our approach strongly emphasizes forward-looking, long-term assumptions (i.e., a 10- to 15-year horizon, or "equilibrium"), and also considers structural changes in the economy (such as periods of low inflation or output expansion).

We consider historical returns where applicable (e.g., where asset mix has not changed over time), while aiming to avoid adjustments to our assumption simply to reflect short-term historical results.  Accordingly, the expected return on assets assumption may diverge either upward or downward from short-term results, such as a particular historical 10-year period as shown in the graph below.

GRAPH:  EXPECTED LONG-TERM RATE OF RETURN ON ASSETS ASSUMPTION – 2009 YEAR-END
Historical Analysis – U.S. Plan

Beginning in 2007, we adopted an investment strategy to reduce asset volatility relative to liabilities.  To accomplish this, we revised our target asset-allocation strategy, as shown in the table below,  to increase long-duration fixed income investments, and diversify from equity investments into other investments, including alternative investments.  We introduced alternative investments to earn equity-like returns, but in a manner uncorrelated to equity markets, such that overall pension asset volatility would be lower.  We expect to reach our target asset allocation over the next several years.

Target Asset Allocation (%)	Prior to 2007	2007 and thereafter
Equities	70	30
Fixed Income	30	45
Alternatives	-	25
Total	100	100

Since 2007, in accordance with our process for determining the long-term return on assets assumption, we have factored this change in our investment strategy and asset allocation into the determination of our year-end assumption for long-term return on assets.  Individual asset-class return assumptions were weighted for the revised target allocations shown in the table above.

Note 24 – Held For Sale Operations, Discontinued Operations, Other Dispositions, and Acquisitions, page FS-73

9.  We note that your disposal groups are classified as held for sale when the sale is probable within one year and the disposal group is available for immediate sale in its present condition.  In this regard, tell us how you considered the additional requirements for held-for-sale classification specified in FASB ASC 360-10-45-9(a), (c), (e), and (f).

When making a determination to classify a disposal group as held for sale, we consider all requirements for held-for-sale classification specified in ASC 360-10-45-9.  The policy discussion in Note 24 of the Notes to the Financial Statements in our 2009 Form 10-K Report specifically addresses the requirements set forth in ASC 360-10-45-9(b) and (d), but we did consider the remaining criteria before classifying any disposal group as held for sale.  Before we classify a disposal group as held for sale, our management discusses all of the requirements of ASC 360-10-45-9, and we classify a disposal group as held for sale only after we are satisfied that all of the requirements have been met.

For example, as indicated in our discussion of the classification of Volvo as held for sale in Note 24, we took into consideration our Board of Directors' commitment to actively market Volvo for sale, in satisfaction of ASC 360-10-45-9(a) (i.e., "management, having the authority to approve the action, commits to a plan to sell the asset (disposal group)").  We describe having begun to actively market Volvo for sale, in satisfaction of ASC 360-10-45-9(c) (i.e., "an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated").  We also indicate that we had discussions with potential buyers and considered Volvo's fair value when we recorded the held-for-sale impairment, in satisfaction of ASC 360-10-45-9(e) (i.e., "the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value").  Finally, we noted that this was in accordance with our plan to divest non-core assets in order to allow us to focus exclusively on our global Ford brand (including earlier sales of Aston Martin and Jaguar Land Rover), in satisfaction of ASC 360-10-45-9(f) (i.e., "actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn").

We undertake a similar process before declaring any asset group held for sale.  In response to your comment, in future disclosures that contain our policy discussion we will indicate that we consider all of the requirements of ASC 360-10-45-9 before classifying a disposal group as held for sale.

*****

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please feel free to contact me at (313) 845-0609.

Sincerely,

/s/ Lewis Booth

L. W. K. Booth